UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             EVERLAST WORLDWIDE INC.
                          ----------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.002 PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                    300355104
                              --------------------
                                 (CUSIP Number)

                             Arnold J. Levine, Esq.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969-3000
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   300355104
________________________________________________________________________________

1.   Names of Reporting Persons       Hidary Group Acquisitions, LLC
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     OO, BK
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     Delaware

________________________________________________________________________________

                7.  Sole Voting Power
                    0
                    __________________________________________________________
Number of       8.  Shared Voting Power
Shares               1,567,724
Beneficially        ___________________________________________________________
Owned by        9.  Sole Dispositive Power
Each                0
Reporting           ___________________________________________________________
Person With     10. Shared Dispositive Power
                     418,255
                    ___________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
      1,567,724
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [X]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)
     37.8%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)
     OO
________________________________________________________________________________

CUSIP No.   300355104
________________________________________________________________________________

1.   Names of Reporting Persons.     Aquamarine Capital Management, LLC
     I.R.S. Identification Nos. of above persons (entities only)

________________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     OO
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     Delaware

________________________________________________________________________________

                7.  Sole Voting Power
                    0
                    __________________________________________________________
Number of       8.  Shared Voting Power
Shares              127,993
Beneficially        ___________________________________________________________
Owned by        9.  Sole Dispositive Power
Each                0
Reporting           ___________________________________________________________
Person With     10. Shared Dispositive Power
                    127,993
                    ___________________________________________________________



11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     127,993
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [X]
________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)
     3.1%
________________________________________________________________________________
14   Type of Reporting Person (See Instructions)
     IA
________________________________________________________________________________

ITEM 1.    SECURITY AND ISSUER

     This statement on Schedule 13D (this "STATEMENT") relates to the common stock, par value $0.002 per share (the "COMMON STOCK"), of Everlast Worldwide Inc., a Delaware corporation (the "COMPANY"). The address of the principal executive offices of the Company is 1350 Broadway, Suite 2300, New York, NY.

ITEM 2.    IDENTITY AND BACKGROUND

     This Statement is being filed jointly by Hidary Group Acquisitions, LLC ("HIDARY") and Aquamarine Capital Management, LLC ("AQUAMARINE") and, together with Hidary, the "REPORTING PERSONS").*

HIDARY

     Hidary is a Delaware limited liability company and is wholly owned and managed by The Hidary Group LLC (the "HIDARY GROUP"). Jack D. Hidary ("MR. HIDARY") and Morris Hidary are the managing members of the Hidary Group. Hidary was formed on May 30, 2007 to enter into the Merger Agreement (as defined in Item 4) and to carry out the transactions contemplated thereby. A copy of the Limited Liability Company Agreement of Hidary, dated as of May 31, 2007, is attached hereto as Exhibit 99.1. The address of the principal office of Hidary is 10 West 33rd Street, 9th floor, New York, NY 10001.

AQUAMARINE

     Aquamarine is a Delaware limited liability company engaged in the investment management business. Aquamarine is managed by Guy Spier. The address of the principal office of Aquamarine is 152 West 57th Street, 25th Floor, New York, NY 10019.

     Attached hereto as SCHEDULE I is a list of the executive officers, directors and/or general partners of each Reporting Person that is an entity setting forth the following information with respect to each such person:

     (a) name;

     (b) business address (or residence where indicated);

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (d) citizenship.

     During the last five years, no Reporting Person and, to the knowledge of the Reporting Persons, no person listed on SCHEDULE I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     This Item 2 is qualified in its entirety by reference to SCHEDULE I, which are attached hereto and incorporated into this Item by reference.

     The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 25, 2007, a copy of which is attached hereto as Exhibit 99.2.

* Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     It is anticipated that funding for the Merger** will be in the form of
(1) cash contributed to Hidary by investors pursuant to their respective Equity Commitment Letters, and (2) debt financing pursuant to the Debt Commitment Letters. In addition, it is anticipated that 418,255 shares of Common Stock will, pursuant to the Rollover Commitment Letters, be contributed to Hidary. The description of the Merger set forth in Item 4 below is incorporated by reference in its entirety in this Item 3 and is qualified in its entirety by reference to the Merger Agreement.


ITEM 4.    PURPOSE OF TRANSACTION

     On June 1, 2007, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Hidary and Hidary Group Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of Hidary ("MERGER SUB"). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Hidary (the "MERGER"). The Board of Directors of the Company unanimously approved the Merger Agreement.

     At the effective time of the Merger, each outstanding share of the Common Stock, other than the shares (a) contributed to Hidary, (b) owned by the Company or Hidary, or (c) owned by any stockholders who are entitled to and who have properly exercised appraisal rights under Delaware law, will be cancelled and converted into the right to receive $26.50 in cash, without interest. A copy of the Merger Agreement is attached as Exhibit 99.3 to this Statement and is incorporated by reference herein.

     Upon consummation of the Merger, it is contemplated that the Common Stock will cease to be quoted on the NASDAQ Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT").

     It is contemplated that, upon the consummation of the Merger, the certificate of incorporation of the Company shall be amended in the form of Exhibit A to the Merger Agreement and the bylaws of the Company will be amended in their entirety to be identical to the by-laws of Merger Sub; PROVIDED, that, all references to Merger Sub shall be replaced by references to the Company. Further, it is contemplated that, upon the consummation of the Merger, the directors of Merger Sub will be the directors of the Company.

     Consummation of the Merger is subject to various conditions, including approval of the Merger by the stockholders of the Company and other customary closing conditions.

     In connection with the Merger Agreement, on June 1, 2007, Mr. Hidary and Issac Hidary, David J. Hidary, Jack I. Hidary, Morris Hidary, David M. Hidary, Abraham H. Hidary and Abraham "Bert" Hidary (collectively, the "HIDARY FAMILY MEMBERS") delivered a limited guarantee in favor of the Company (the "HIDARY LIMITED GUARANTEE"), whereby the Hidary Family Members guaranteed the due and punctual performance and discharge of the greater of (1) the Hidary Group's pro rata portion (which is equal to a fraction, the numerator of which is the amount of the Hidary Group's equity commitment and the denominator of which is the aggregate equity commitment of all investors in Hidary) of the termination fee payable by Hidary to the Company under certain circumstances (the "HIDARY TERMINATION FEE") pursuant to Section 9.03(f) of the Merger Agreement and
(b) 70% of the Hidary Termination Fee less the amounts guaranteed by any other guarantors pursuant to limited guarantees in favor of the Company. A copy of the Hidary Limited Guarantee is attached as Exhibit 99.4 to this Statement and is incorporated by reference herein.

     In connection with the Merger Agreement, Hidary and Merger Sub entered into a voting agreement with Seth A. Horowitz ("MR. HOROWITZ") and The Estate of George Q Horowitz (the "ESTATE"), of which Mr. Horowitz is the trustee, on June 4, 2007 (the "HOROWITZ VOTING AGREEMENT"), pursuant to which Mr. Horowitz and the Estate agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by them (1) in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (2) against any action, proposal, transaction or agreement

** Except as previously defined, all capitalized terms in this Item 3 have the respective meanings ascribed to such terms in Item 4 below.

involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and
(3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Horowitz Voting Agreement terminates with respect to Mr. Horowitz upon the earlier to occur of (1) the effective time of the Merger, and (2) the first business day following the first anniversary of the termination of the Merger Agreement in accordance with the terms thereof. The Horowitz Voting Agreement terminates with respect to the Estate upon the earlier to occur of
(1) the effective time of the Merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Horowitz Voting Agreement is attached as Exhibit 99.5 to this Statement and is incorporated by reference herein. The Horowitz Voting Agreement was amended by the parties thereto on June 19, 2007 (the "HOROWITZ AMENDMENT"; the Horowitz Voting Agreement, as amended by the Horowitz Amendment shall be the "AMENDED HOROWITZ VOTING AGREEMENT") to correct a misstatement of the number of shares of the Common Stock held by each of Mr. Horowitz and the Estate, respectively. A copy of the Horowitz Amendment is attached as Exhibit 99.6 to this Statement and is incorporated by reference herein.

     On June 13, 2007, Aquamarine Master Fund, L.P. ("AQUAMARINE MASTER FUND") delivered a rollover commitment letter (the "AQUAMARINE ROLLOVER COMMITMENT LETTER") to Hidary pursuant to which it agreed to contribute 127,993 shares of Common Stock to Hidary in exchange for equity securities of Hidary. A copy of the Aquamarine Rollover Commitment Letter is attached hereto as Exhibit 99.7 to this Statement and is incorporated by reference herein. In connection with the Aquamarine Rollover Commitment Letter, Aquamarine entered into a voting agreement with Hidary and Merger Sub on June 13, 2007 on behalf of itself, its funds and managed accounts (the "AQUAMARINE VOTING AGREEMENT"), pursuant to which Aquamarine agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by it (1) in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (2) against any action, proposal, transaction or agreement involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and (3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Aquamarine Voting Agreement terminates upon the earlier to occur of (1) the effective time of the Merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Aquamarine Voting Agreement is attached hereto as Exhibit 99.8 to this Statement and is incorporated by reference herein. Concurrently with the execution of the Aquamarine Rollover Commitment Letter, Aquamarine Master Fund also entered into (a) an interim investors agreement (the "INTERIM INVESTORS AGREEMENT") with Hidary and the other parties thereto, which governs the relationship among Hidary and the parties thereto in connection with the Merger Agreement and (b) a limited guarantee (the "AQUAMARINE GUARANTEE") in favor of the Company in respect of certain obligations of Hidary and Merger Sub under the Merger Agreement. Copies of the Interim Investors Agreement and the Aquamarine Guarantee are attached as Exhibits 99.9 and 99.10 to this Statement and are incorporated by reference herein.

     On June 18, 2007, Burlingame Asset Management, LLC ("BURLINGAME") delivered a rollover commitment letter (the "BURLINGAME ROLLOVER COMMITMENT LETTER") to Hidary pursuant to which it agreed to contribute 290,262 shares of Common Stock to Hidary in exchange for equity securities of Hidary. A copy of the Burlingame Rollover Commitment Letter is attached hereto as Exhibit 99.11 to this Statement and is incorporated by reference herein. In connection with the Burlingame Rollover Commitment Letter, Burlingame entered into a voting agreement with Hidary and Merger Sub on June 18, 2007 on behalf of itself, its funds and managed accounts (the "BURLINGAME VOTING AGREEMENT" and together with the Amended Horowitz Voting Agreement and the Aquamarine Voting Agreement, the "VOTING AGREEMENTS"), pursuant to which Burlingame agreed, among other things, to vote, or execute consents with respect to, as applicable, all of the Common Stock beneficially owned by it in favor of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, (2) against any action, proposal, transaction or agreement involving the Company or its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement, and (3) against any acquisition proposal other than an acquisition proposal made by Hidary. The Burlingame Voting Agreement terminates upon the earlier to occur of (1) the effective time of the Merger, and (2) the termination of the Merger Agreement in accordance with the terms thereof. A copy of the Burlingame Voting Agreement is attached hereto as Exhibit 99.12 to this Statement and is incorporated by reference herein. Concurrently with the execution of the Burlingame Rollover Commitment Letter, Burlingame also entered into (a) the Interim Investors Agreement and (b) a limited guarantee (the "BURLINGAME GUARANTEE" and together with the Aquamarine Guarantee, the "GUARANTEES") in favor of the Company in respect of certain obligations of Hidary and Merger Sub under the Merger Agreement. A copy of the Burlingame Guarantee is attached as Exhibit 99.13 to this Statement and is incorporated by reference herein.

     Hidary has obtained equity commitment letters (the "EQUITY COMMITMENT LETTERS") from each of the Hidary Group, Gracie Capital Investors, Seneca Capital Investments LLC, Boxing 2000 LLC, Middlegate Securities Ltd. and Ore Hill Fund, L.P. and debt financing commitments from Wells Fargo Century, Inc. and Ore Hill Fund L.P. (the "DEBT COMMITMENT LETTERS") for the transactions contemplated by the Merger Agreement. A copy of the form of Equity Commitment Letter delivered by each of the investors set forth in the immediately preceding sentence is attached as Exhibit 99.14 to this statement and is incorporated by reference herein. Copies of the Debt Commitment Letters are attached as Exhibits
99.15 and 99.16 to this Statement and are incorporated by reference herein.

     Hidary may seek to purchase shares of Common Stock in privately-negotiated transactions.

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Equity Commitment Letters and the Debt Commitment Letters, each of which is filed as an exhibit hereto and is incorporated by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)

HIDARY

     As a result of the Voting Agreements, Hidary may be deemed to be the beneficial owner of 1,567,724 shares of Common Stock, which represent approximately 37.8% of all shares of Common Stock outstanding; of these, Hidary may be deemed to have shared voting power with respect to 1,567,724 shares and may be deemed to have shared dispositive power with respect to 418,255 shares. Hidary hereby disclaims beneficial ownership of Common Stock owned by the other Reporting Person and the other parties to the Voting Agreements. Each of the Hidary Group, Mr. Hidary and Morris Hidary may be deemed to be the beneficial owner of 1,567,724 shares of Common Stock. Each of the Hidary Group, Mr. Hidary and Morris Hidary hereby disclaims beneficial ownership of such Common Stock.

SETH A. HOROWITZ AND THE ESTATE OF GEORGE Q HOROWITZ

     Based on the information provided by Mr. Horowitz in the Amended Horowitz Voting Agreement, Mr. Horowitz is the beneficial owner of 169,514 shares of Common Stock. According to the Form 10-K filed by the Company with the SEC on March 22, 2007 (the "10-K"), Mr. Horowitz has the right to acquire 73,333 shares of Common Stock issuable upon exercise of options exercisable currently or within 60 days and, as trustee of the Estate, may be deemed to be the beneficial owner of 616,360 shares owned by the Estate, which, together with the other shares beneficially owned by Mr. Horowitz, represent approximately 21.1% of all shares of Common Stock outstanding. Based on the information provided by the Estate in the Amended Horowitz Voting Agreement, the Estate is the beneficial owner 616,360 shares of Common Stock, which represent approximately 15.1% of all shares of Common Stock outstanding.

AQUAMARINE

     Aquamarine is the beneficial owner of 127,993 shares of Common Stock, with respect to which it has shared voting and investment power, and which represent approximately 3.1% of all shares of Common Stock outstanding. Aquamarine hereby disclaims beneficial ownership of Common Stock owned by the other Reporting Person.

     For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 4,153,356, which is the number of shares of Common Stock referred to by the Company in the preliminary proxy statement filed on June 15, 2007 (which number includes 73,333 shares that Mr. Horowitz has a right to acquire that is exercisable within 60 days. Neither of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on SCHEDULE I hereto, beneficially owns any Common Stock other than as set forth herein.

     As a result of entering into the Voting Agreements, the Rollover Commitment Letters and various matters described in Item 4 above, the Reporting Persons may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with the other parties to the Voting Agreements and the Rollover Commitment Letters. As a consequence, each Reporting Person may be deemed to beneficially own all shares of Common Stock beneficially owned by each Reporting Person and the other parties to the Voting Agreements and the Rollover Commitment Letters. As described in this Item 5, each Reporting Person hereby disclaims beneficial ownership of all shares of Common Stock beneficially owned by the other Reporting Person.

BURLINGAME

     Based on the Schedule 13D filed by Burlingame with the SEC on June 22, 2007 (the "BURLINGAME 13D"), Burlingame may be deemed to be the beneficial owner of the 580,524 shares of Common Stock, representing 14.3% of all the outstanding shares of Common Stock.

(b)

     Each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of Common Stock beneficially owned by such Reporting Person as indicated in paragraph (a) of this Item 5 above and as described in Item 4 above, which description is incorporated by reference herein. Each of Mr. Horowitz, the Estate and Burlingame may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of Common Stock beneficially owned by such person or entity as described in Item 4 above, which description is incorporated by reference herein.

     This Item 5 is qualified in its entirety by reference to SCHEDULE I, which is attached hereto and is incorporated by reference herein.

     (c) Except as set forth in SCHEDULE II attached hereto and except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Persons have not effected any transaction relating to the Common Stock during the past 60 days. To the knowledge of the Reporting Persons, no transactions relating to the Common Stock were effected by Mr. Horowitz or the Estate during the past 60 days. Based on the Burlingame 13D, no transactions relating to the Common Stock were effected by Burlingame during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each of the Merger Agreement, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters and the Debt Commitment Letters (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

     In connection with the consummation of the Merger, the parties to the Interim Investors Agreement intend to enter into an equity holders' agreement, which will contain provisions regarding corporate governance, board seat allocation, limitations on transfers, drag-along rights, tag-along rights, preemptive rights and registration rights, as well as other customary provisions found in such agreements.

     Except as described in this Item 6, neither of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on
SCHEDULE I, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit  Description
------  --------------
99.1 Limited Liability Company Agreement of Hidary Group Acquisitions, LLC dated May 31, 2007

99.2 Joint Filing Agreement dated June 25, 2007, between Hidary Group Acquisitions, LLC and Aquamarine Capital Management, LLC

99.3 Agreement and Plan of Merger dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc. and Everlast Worldwide Inc.

99.4 Limited Guarantee of Jack D. Hidary, Issac Hidary, David Hidary, Jack I. Hidary, Morris Hidary, David M. Hidary, Abraham H. Hidary and Abraham "Bert" Hidary in favor of Everlast Worldwide Inc., dated June 1, 2007

99.5 Voting Agreement dated as of June 4, 2007, among Hidary Group Acquisitions LLC, Hidary Group Acquisitions, Inc., Seth A. Horowitz and
         The Estate of George Q Horowitz

99.6 Amendment to Voting Agreement dated as of June 19, 2007, among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth A. Horowitz and The Estate of George Q Horowitz

99.7 Rollover Commitment Letter dated as of June 13, 2007, between Aquamarine Master Fund, L.P. and Hidary Group Acquisitions, LLC

99.8 Voting Agreement dated as of June 13, 2007, among Aquamarine Master Fund, L.P., Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc.

99.9 Interim Investors Agreement dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Aquamarine Master Fund, L.P., Burlingame Asset Management, LLC and the other parties thereto

99.10 Limited Guarantee of Aquamarine Master Fund, L.P. in favor of Everlast Worldwide Inc., dated as of June 13, 2007

99.11 Rollover Commitment Letter dated as of June 18, 2007, between Burlingame Asset Management, LLC and Hidary Group Acquisitions, LLC

99.12 Voting Agreement dated as of June 18, 2007, among Burlingame Asset Management, LLC, Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc.

99.13 Limited Guarantee of Burlingame Asset Management, LLC in favor of Everlast Worldwide Inc., dated as of June 19, 2007

99.14   Form of Equity Commitment Letter

99.15 Debt Commitment Letter, dated May 31, 2007 from Wells Fargo Century, Inc. to Hidary Group Acquisitions, LLC

99.16 Debt Commitment Letter dated May 31, 2007 from Ore Hill Fund L.P. to Hidary Group Acquisitions, LLC

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


Date: June 25, 2007               HIDARY GROUP ACQUISITIONS, LLC

                                  By:  The Hidary Group, LLC
                                       its member

                                        By:   /s/ Jack D. Hidary
                                              -------------------------
                                              Name:   Jack D. Hidary
                                              Title:  Managing Member

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.


Date: June 25, 2007                   AQUAMARINE CAPITAL MANAGEMENT, LLC
                                      By: /s/ Guy Spier
                                          -------------------------------
                                          Name: Guy Spier
                                          Title: Managing Member

EXHIBIT INDEX

Exhibit  Description
------   -----------------------------------------------------------------------
99.1 Limited Liability Company Agreement of Hidary Group Acquisitions, LLC dated May 31, 2007

99.2 Joint Filing Agreement dated June 25, 2007, between Hidary Group Acquisitions, LLC and Aquamarine Capital Management, LLC

99.3 Agreement and Plan of Merger dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc. and Everlast Worldwide Inc.

99.4 Limited Guarantee of Jack D. Hidary, Issac Hidary, David Hidary, Jack I. Hidary, Morris Hidary, David M. Hidary, Abraham H. Hidary and Abraham "Bert" Hidary in favor of Everlast Worldwide Inc., dated June 1, 2007

99.5 Voting Agreement dated as of June 4, 2007, among Hidary Group Acquisitions LLC, Hidary Group Acquisitions, Inc., Seth A. Horowitz and
         The Estate of George Q Horowitz

99.6 Amendment to Voting Agreement dated as of June 19, 2007, among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc., Seth A. Horowitz and The Estate of George Q Horowitz

99.7 Rollover Commitment Letter dated as of June 13, 2007, between Aquamarine Master Fund, L.P. and Hidary Group Acquisitions, LLC

99.8 Voting Agreement dated as of June 13, 2007, among Aquamarine Master Fund, L.P., Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc.

99.9 Interim Investors Agreement dated as of June 1, 2007, among Hidary Group Acquisitions, LLC, Aquamarine Master Fund, L.P., Burlingame Asset Management, LLC and the other parties thereto

99.10 Limited Guarantee of Aquamarine Master Fund, L.P. in favor of Everlast Worldwide Inc., dated as of June 13, 2007

99.11 Rollover Commitment Letter dated as of June 18, 2007, between Burlingame Asset Management, LLC and Hidary Group Acquisitions, LLC

99.12 Voting Agreement dated as of June 18, 2007, among Burlingame Asset Management, LLC, Hidary Group Acquisitions, LLC and Hidary Group Acquisitions, Inc.

99.13 Limited Guarantee of Burlingame Asset Management, LLC in favor of Everlast Worldwide Inc., dated as of June 19, 2007

99.14   Form of Equity Commitment Letter

99.15 Debt Commitment Letter, dated May 31, 2007 from Wells Fargo Century, Inc. to Hidary Group Acquisitions, LLC

99.16 Debt Commitment Letter dated May 31, 2007 from Ore Hill Fund L.P. to Hidary Group Acquisitions, LLC

                                   SCHEDULE I


HIDARY
     The name, position, residence address, citizenship and present principal occupation of each director and executive officer of Hidary are set forth below.


                                                                                                Present principal
                                                                                                occupation or
                                                                                                employment and the
                                                                                                name, principal
                                                                                                business and address
                                                                                                of any corporation
                                                                                                or other
                                                                                                organization in
                                                Citizenship/                                    which such
Name of Director or                             State of        Residence or Business           employment is
Executive Officer       Title / Position        Organization    Address                         conducted
-------------------     -------------------     ------------    --------------------            ----------------------

The Hidary Group, LLC   Managing Member         New York        10 West 33rd Street, 9th        Not applicable
                                                                Floor
                                                                New York, NY 10001

Jack D. Hidary          Managing Member         USA             10 West 33rd Street, 9th        Private Investor
                                                                Floor
                                                                New York, NY 10001

Morris Hidary           Managing Member         USA             10 West 33rd Street, 9th        Private Investor
                                                                Floor
                                                                New York, NY 10001



AQUAMARINE
     The name, position, residence address, citizenship and present principal occupation of each director and executive officer of Aquamarine are set forth below.
                                                                                                Present principal
                                                                                                occupation or
                                                                                                employment and the
                                                                                                name, principal
                                                                                                business and address
                                                                                                of any corporation
                                                                                                or other
                                                                                                organization in
                                                Citizenship/                                    which such
Name of Director or                             State of        Residence or Business           employment is
Executive Officer       Title / Position        Organization    Address                         conducted
-------------------     -------------------     ------------    --------------------            ----------------------

Guy Spier               Managing Member         Germany         152 West 57th Street,           Investment Manager
                                                                 25th Floor                     of Aquamarine
                                                                                                Capital Management,
                                                                                                LLC, 152 West 57th
                                                                                                Street, 25th Floor,
                                                                                                New York, NY 10019

                                  SCHEDULE II
Transactions relating to the common stock, par value $0.002 per share (the "COMMON STOCK"), of Everlast Worldwide Inc. effected by Aquamarine Master Fund, L.P.

-------------------------------------------------------------------------------------------------
Trade Date              Number of Shares of  Buy/Sell       Average Price (USD)    Net Money (USD)
                        Common Stock
-------------------------------------------------------------------------------- -----------------
April 12, 2007          600                  Buy            17.89                  -10,744.02
------------------------------------------------------------------------------- -----------------
April 13, 2007          8,400                Buy            17.93                  -150,751.44
------------------------------------------------------------------------------- -----------------
April 16, 2007          10,280               Buy            17.89                  -184,098.35
------------------------------------------------------------------------------- -----------------
April 17, 2007          8,600                Buy            17.99                  -154,898.04
------------------------------------------------------------------------------- -----------------
April 18, 2007          3,000                Buy            18.98                  -57,002.10
------------------------------------------------------------------------------- -----------------
April 19, 2007          2,030                Buy            19.45                  -39,531.61
------------------------------------------------------------------------------- -----------------
April 20, 2007          1,894                Buy            19.74                  -37,418.43
------------------------------------------------------------------------------- -----------------
April 20, 2007          300                  Buy            19.70                  -5,916.00
------------------------------------------------------------------------------- -----------------
April 23, 2007          2,900                Buy            19.93                  -57,848.91
------------------------------------------------------------------------------- -----------------
April 24, 2007          4,200                Buy            19.92                  -83,740.86
------------------------------------------------------------------------------- -----------------
April 26, 2007          1,900                Buy            19.99                  -38,022.99
------------------------------------------------------------------------------- -----------------
May 7, 2007             12,700               Buy            19.40                  -246,598.44
------------------------------------------------------------------------------- -----------------
May 8, 2007             6,800                Buy            18.61                  -126,701.00
------------------------------------------------------------------------------- -----------------
May 8, 2007             15,000               Buy            18.81                  -282,504.00
------------------------------------------------------------------------------- -----------------
May 9, 2007             2,789                Buy            19.32                  -53,933.40
------------------------------------------------------------------------------- -----------------
May 9, 2007             13,700               Buy            19.58                  -268,507.67
------------------------------------------------------------------------------- -----------------
May 10, 2007            3,900                Buy            19.45                  -75,921.69
------------------------------------------------------------------------------- -----------------
May 14, 2007            7,900                Buy            19.46                  -153,870.67
------------------------------------------------------------------------------- -----------------
May 15, 2007            5,800                Buy            19.38                  -112,538.56
------------------------------------------------------------------------------- -----------------
May 16, 2007            4,600                Buy            19.16                  -88,223.86
------------------------------------------------------------------------------- -----------------
May 23, 2007            2,400                Buy            21.39                  -51,383.04
------------------------------------------------------------------------------- -----------------
May 24, 2007            8,300                Buy            21.29                  -176,863.04
------------------------------------------------------------------------------- -----------------

-------------------------------------------------------------------------------------------------
Total Shares of Common Stock                               127,993
-------------------------------------------------------------------------------------------------
Total Shares  of Common Stock since April 25, 2007         85,789
-------------------------------------------------------------------------------------------------
